Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, NY 10017

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

Direct Dial Number +1-202-636-5924	E-mail Address daniel.honeycutt@stblaw.com

April 12, 2023

VIA EDGAR

Mr. William Demarest

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	BGO Industrial Real Estate Income Trust, Inc. (formerly BentallGreenOak Industrial Real Estate Income Trust, Inc.)

Amendment No. 2 to the Draft Registration Statement on Form S-11

Submitted February 3, 2023

CIK No. 0001942722

Dear Mr. Demarest:

On behalf of BGO Industrial Real Estate Income Trust, Inc. (formerly BentallGreenOak Industrial Real Estate Income Trust, Inc.) (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft registration statement on Form S-11 initially confidentially submitted on September 30, 2022, as amended by Pre-Effective Amendment No. 1, confidentially submitted on December 23, 2022 and Pre-Effective Amendment No. 2, confidentially submitted on February 3, 2023 (the “Draft Registration Statement”). The Company has prepared Amendment No. 3 in response to the Staff’s comments in its letter dated February 17, 2023, relating to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 3. Unless otherwise defined below, terms defined in Amendment No. 3 and used below shall have the meanings given to them in Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

U.S. Securities and Exchange Commission	2	April 12, 2023

Amendment No. 2 to Draft Registration Statement on Form S-11

Cover Page

1.	We note your response to comment 1 of our letter and reissue. Please note that pursuant to Rule 415(a)(2), you may only register that amount of securities that you reasonably expect to offer and sell within two years of the effective date of the registration statement, and that the offering must terminate within three years from the date of effectiveness. Please revise your disclosure to state the date the offering will end and clarify that you may engage in future offerings. See Item 501(b)(8)(iii) of Regulation S-K. Please also note Rule 415(a)(5) and (a)(6), which would permit you to file a new offering to continue to sell, but that this offering would terminate upon effectiveness of the new offering.

Response: The Company has revised the disclosure on the cover page of the prospectus in response to the Staff’s comment.

2.	We note your response to comment 2 of our letter and reissue. We note on your cover page, that the joint venture agreement will result in you acquiring the Seed Portfolio. Please file the joint venture agreement in accordance with Item 601(b)(10) of Regulation S-K. Also, please clarify that the joint venture partner will control all decisions in connection with this joint venture and disclose the risks. We note your disclosure on page 25 that “We may be subject to similar risks in relation to investments made by entities in which we acquire an interest but do not control, such as the Seed Joint Venture.”

Response: The Company has revised the Draft Registration Statement to reflect the filing of the joint venture agreement relating to the Seed Joint Venture as an exhibit to its Draft Registration Statement. The Company respectfully notes that, in the ordinary course of its business, it intends to acquire, manage and/or finance a diversified portfolio of real property assets, including the acquisition, management and/or financing of properties through one or more joint ventures. Therefore, the Company respectfully notes that it does not concede the materiality and/or non-ordinary course nature of future joint venture agreements, if any, that the Company or its subsidiaries may enter into in the future. To the extent the Company or its subsidiaries enters into one or more joint venture agreements in the future, the Company will evaluate the facts and circumstances of each such agreement under Regulation S-K 601(b)(10) to determine whether such agreement constitutes a “material contract.”

Further, the Company has revised the disclosure on page 36 in response to the Staff’s comment. The Company respectfully submits that the joint venture partner will not control all decisions in connection with the Seed Joint Venture, but rather, the Company in its capacity as the “manager” of the Seed Joint Venture as well as through its 56.5% interest will control the Seed Joint Venture, subject to certain “major decision rights” which require the consent of all members (including the Company).

U.S. Securities and Exchange Commission	3	April 12, 2023

Prospectus Summary

What potential competitive strengths does the Adviser offer?

3.	We note your response to comment 3 of our letter and reissue. Please balance the discussion of the competitive strengths of your advisor with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, provide a discussion of any losses or adverse business developments experienced by your advisor or programs they have managed. Further, in the prior performance section, please ensure that you provide all of the disclosure requirement by Item 8 of Industrial Guide 5. For example only, please include the percentage of new, used and construction properties.

Response: The Company has revised the disclosure beginning on pages 5, 108 and 178 in response to the Staff’s comment. The Company also respectfully notes that it will update its current prior performance disclosure for fiscal year ended December 31, 2022, in a future pre-effective amendment to the Draft Registration Statement, when such information is available.

U.S. Securities and Exchange Commission	4	April 12, 2023

Please do not hesitate to call me at 202-636-5924 or Ryan Bekkerus at 212-455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	BGO Industrial Real Estate Income Trust, Inc.
Michael Glimcher, Chief Executive Officer
Matthew Campbell, Secretary